UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Other Events

On June 1, 2020, NuCana plc (the “Company”) published its 2019 UK Annual Report (the “UK Annual Report”) for the year ended December 31, 2019 and distributed a notice of its annual general meeting to be held on June 25, 2020 (the “AGM”), a form of proxy and its UK Annual Report to its ordinary shareholders. The notice of the AGM is attached as Exhibit 99.1 hereto. The UK Annual Report is posted on the investor relations section of the Company’s website at www.nucana.com.

On or about June 1, 2020, Citibank, N.A., in its capacity as the depositary bank (the “Depositary”) for the Company’s American Depositary Shares (“ADSs”), commenced mailing notice materials and voting cards to ADS holders to enable ADS holders of record as of May 13, 2020 to instruct the Depositary to vote the ordinary shares represented by their ADSs. If the Depositary receives timely voting instructions from an ADS holder, it will endeavor to vote the ordinary shares (in person or by proxy) represented by the holder’s ADSs in accordance with the ADS holder’s voting instructions. The ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and ADS holders may not receive voting materials in time to enable them to return voting instructions to the Depositary in a timely manner. The notice materials to be mailed by the Depositary to ADS holders will contain a link to the Company’s website where ADS holders can view and download the AGM notice distributed by the Company to its ordinary shareholders (which contains explanatory notes for the resolutions being voted on at the AGM), the UK Annual Report and other AGM related materials.

The information contained in Exhibit 99.1 or the UK Annual Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the notice of the AGM attached as Exhibit 99.1 hereto, Christopher Wood, a member of the Board of Directors (the “Board”) of the Company, has notified the Board that he plans to retire from the Board upon the expiration of his current term as a Class I director at the upcoming AGM and therefore would not stand for re-election to the Board at the AGM. There were no disagreements between Mr. Wood and the Company or any officer or director of the Company which led to Mr. Wood’s planned departure from the Board upon the expiration of his current term.

Exhibits

99.1	Notice of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Donald Munoz
Name: Donald Munoz Title: Chief Financial Officer

Date: June 2, 2020